



Extra Virgin LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $250,000

Offering End Date: September 4, 2025

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Extra Virgin LLC

Founded: May 4, 2001

Address: 3402 SE Division St
Portland, OR 97202

Industry: Specialty Food Retailer

Employees: 17

Website: https://wellspentmarket.com/

Use of Funds Allocation:

If the maximum raise is met:

$134,800 (53.92%) – of the proceeds will go towards working capital- purchasing equipment and product, hiring staff, and catering program launch

$100,000 (40.00%) – of the proceeds will go towards debt refinance

$200 (0.08%) – of the proceeds will go towards Oregon SoS Uniform Notice of Federal Crowdfunding Offering filing fee

$15,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 18,400 Followers





Business Metrics:

	FY23	FY24	YTD 6/26/2025
Total Assets	$379,851	$359,128	$346,274
Cash & Cash Equivalents	$40,257	$18,840	$1,486.27
Accounts Receivable	$1,001	$1,001	$1,001
Short-term Debt	$369,050	$602,189	$690,194
Long-term Debt	$405,734	$487,673	$490,830
Revenue	$2,008,186	$1,996,229	$942,500
Cost of Goods Sold	$1,128,468	$1,358,471	$480,103
Taxes	$0	$0	$0
Net Income	$66,717	-$309,988	-$113,267

Recognition:

Extra Virgin LLC (DBA Wellspent Market) began with a single product: olive oil. Founder Jim Dixon started selling directly to Portlanders more than 20 years ago, building relationships with producers and customers that still define the business today. What started in the family garage has grown into two brick-and-mortar locations, a robust newsletter, and a loyal customer base. Their customers are home cooks, curious eaters, and everyday shoppers who care about where their food comes from and appreciate the stories behind what they buy. Whether they're stocking the pantry, planning a dinner party, or just grabbing a quick lunch from the deli, they come to Wellspent for thoughtful recommendations, a sense of connection, and best-in-class products from around the world.

About:

Extra Virgin LLC (DBA Wellspent Market) is a specialty grocery store with two locations. They offer thoughtfully sourced pantry staples, craft beer and wines, local produce, artisan cheese, scratch-made meals, and deli goods, with a focus on high-quality ingredients from around the world.

For more information, contact our Customer Support Team at support@thesmbx.com

